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                              December 18, 2020

       Owen Hughes
       President and Chief Executive Officer
       Cullinan Oncology, LLC
       One Main Street
       Suite 520
       Cambridge, MA 02142

                                                        Re: Cullinan Oncology,
LLC
                                                            Amendment 1 to
Draft Registration Statement on From S-1
                                                            Submitted December
9, 2020
                                                            CIK No. 377-03734

       Dear Mr. Hughes:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement on Form S-1 filed December 9, 2020

       Our Pipeline, page 3

   1. We note your response to our prior comment 3 regarding your continued inclusion of the terminated programs in
your pipeline table. While we understand your view that the
                                                        inclusion of the
terminated programs further demonstrates the company's commitment to its business model and
strategy, we note that the efficient allocation of capital resources and termination of
candidate programs is not unique to your hub-and-spoke model.
                                                        Additionally,
terminated programs are no longer part of your pipeline and not material to your current
operations. For this reason, we request that you remove the terminated programs from the
pipeline table.
 Owen Hughes
Cullinan Oncology, LLC
December 18, 2020
Page 2
License Agreements , page 162

2. We note your response to comment 8. Please further revise the Taiho license royalty range of "low single digit to low teen digit royalty percentages" to further narrow the range to no more than ten parentage points.
3. Please also revise the description of the royalty termination provision to quantify the number of years following the first commercial sale, as opposed to "low double digit of years following the first commercial sale."
        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.




                                                            Sincerely,
FirstName LastNameOwen Hughes
                                                            Division of
Corporation Finance
Comapany NameCullinan Oncology, LLC
                                                            Office of Life
Sciences
December 18, 2020 Page 2
cc:       Gabriela Morales-Rivera
FirstName LastName